SCHNEIDER WEINBERGER & BEILLY LLP
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Suite 210
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telephone (561) 362-9595
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jim@swblaw.net

April 15, 2011
'CORRESP'

United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549

Attention:	Heather Clark, Division of Corporate Finance
Linda Cvrkel, Branch Chief

Re:	China Armco Metals, Inc.
Form 10-K for the year ended December 31, 2009 Filed March 31,2010
File No. 001-34631

Ladies and Gentlemen:

China Armco Metals, Inc. (the “Company”) is in receipt of the staff’s comment letter dated March 24, 2011. Following are the Company’s responses to the staff’s comments contained in such letter.

Annual Report on Form 10-K for the year ended December 31. 2009
Item 9A Controls and Procedures, page 31
Management’s Report on Internal Control over Financial Reporting, page 31

1.
We note from your response to our prior comment one that the company’s internal personnel has no experience with US GAAP and the company solely relies upon China Direct Investments to prepare the company’s US GAAP financial statements. We further note that only one of the founding members of China Direct is a US CPA. In this regard, please provide us with further details on the individuals at China Direct preparing your US GAAP financial statements, including the qualifications of the employees who perform the services for your company and how and why they are qualified to prepare your US GAAP financial statements. We may have further comment upon receipt of your response.

RESPONSE: The following China Direct employees participated in the preparation of the Company’s financial statements for the year ended December 31, 2009:

•
China Direct’s Chief Financial Officer is a Certified Public Accountant, received a Masters Degree in Business Administration from Pepperdine University in 2001 and a Bachelor of Arts Degree from the University of Southern California in 1986.  He was named China Direct’s Chief Financial Officer in December 2009 and from August of 2009 through early December 2009 was a consultant to China Direct, responsible for overseeing the financial management of China Direct’s subsidiaries in China. Prior to joining China Direct, from 2006 to 2008 he served as International Accounting and Project Manager for Healthways, Inc. (NASDAQ: HWAY) a multinational company where he oversaw general ledger accounting, month-end closing, foreign currency translations, consolidation and financial reporting over all subsidiaries and controlled entities outside the United States. From 2002 to 2006, he served as International Finance Manager for Adtran, Inc, (NASDAQ: ADTN), a telecommunication and network equipment manufacturer, where his responsibilities included overhauling and overseeing all global accounting and financial reporting, taxation, trade finance, banking, foreign currency transactions, and other treasury operations.

•
China Direct’s then Director of Financial Reporting is a Certified Public Accountant and received a Masters of Accountancy degree from Brigham Young University in 2005.  He was employed as an auditor with KPMG, LLP, from 2006 to 2009, where he gained extensive experience with SEC financial reporting requirements and US GAAP prior to joining China Direct.

•
China Direct’s Accounting Manager is a Certified Public Accountant, received a Bachelor of Economics in Banking at Xiamen University in China and a Masters Degree in Business Administration at Penn State Smeal College of Business in the U.S.  The Accounting Manager was an auditor with Deloitte & Touche LLP from 2005 to 2008 and a principal accountant, focusing on SEC reporting, with Bristol-Myers Squibb Company from 2008 to 2009, prior to joining China Direct.

All of the aforementioned individuals are bilingual and capable of translating financial statements and schedules from Chinese to English, as well as reviewing detailed trial balances and other financial information to ascertain whether US GAAP has been properly applied.

2.
Your response to our prior comment one indicates that no accounting staff, including the Chief Accountant and CFO, receive US GAAP instruction on a continuing basis. Given that the CFO must review the US GAAP financial statements prior to sending them to the auditors and audit committee, it is unclear why the company believes continued training in US GAAP is not required for the CFO. Please advise us in detail of the basis for your conclusions.

RESPONSE: On February 15, 2011, the Company engaged a Certified Public Accountant who has US GAAP knowledge to assist in the preparation of the Company’s US GAAP financial statements and train its CFO and other accounting staff in US GAAP on a continuing basis.  This engagement is part of the remediation plan that the Company disclosed in Item 9 A – Controls and Procedures -included in its Annual Report on Form 10-K for the year ended December 31, 2010 filed with the SEC on March 31, 2011, that is intended to resolve the deficiency discussed in the staff’s comment.

3.
We note your response to our prior comment one and are unclear as to why Mr. Thomson’s experience as a chief financial officer, audit committee membership in a number of public companies and as an auditor for Peat Marwick Mitchell & Co. (n/k/a/ KPMG) represent an appropriate understanding of U.S. GAAP given that all of Mr. Thomson’s experience with KPMG was in Canada, all of his positions as a CFO were with Canadian and Spanish companies and the majority of his director positions have been with Canadian companies. As originally requested, please describe his qualifications, including the extent of his knowledge of US GAAP. Your response should clearly state why Mr. Thomson is uniquely qualified to review the company’s US GAAP financial statements and recommend the inclusion of such financial statements in your annual report on Form 10-K filed with the commission.

RESPONSE: While the Company acknowledges that there are a number of technical differences between Canadian GAAP and US GAAP, the Company believes that the fundamental principles of Canadian GAAP and US GAAP are substantially similar.  Furthermore, the Company notes that Mr. Thomson has had significant exposure to US GAAP in the course of serving on the board of directors of several NASDAQ listed companies. Consequently, the Company’s board of directors concluded that Mr. Thomson has a level of financial sophistication that qualifies him as an audit committee financial expert as defined under SEC rules based on his experience taken as a whole, including his employment experience in finance and accounting, his service on the Board of Directors of several companies listed on NASDAQ, his professional certification as a Chartered Accountant in Canada and his formal education as noted above and in the Company’s prior responses to the SEC.

The Company trusts the foregoing sufficiently responds to the staff’s comments.

Sincerely,

/s/ James M. Schneider
James M. Schneider
cc:	Mr. Kexuan Yao, CEO
Li & Company, PC